FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 10, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2011 Annual General Shareholders' Meeting”, dated June 10, 2011.
2.	Taiwan Stock Exchange filing entitled, “Announcement of the record date for common share dividend”, dated June 10, 2011.
3.	Taiwan Stock Exchange filing entitled, “To release the Directors from non-competition restrictions at AUO 2011 Annual General Shareholders' Meeting”, dated June 10, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 10, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.

June 10, 2011
English Language Summary

Subject:	The major resolutions of AUO 2011 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-18 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/06/10

Content:

1.	Date of the shareholders' meeting:2011/06/10

2.	Important resolutions:

(1)	Accepted the 2010 Business Report and Financial Statements

(2)	Approved the proposal for the distribution of 2010 profits

Cash dividends of NT$ 3,530,818,214 (NT$0.4 per common share)

(3)	Approved the revisions to Articles of Incorporation

(4)	Approved the proposal of releasing Directors from non-competition

3.	Endorsement of the annual financial statements (indicate “yes” or “no”):Yes

4.	Any other matters that need to be specified:None

Item 2

AU Optronics Corp.

June 10, 2011
English Language Summary

Subject:	Announcement of the record date for common share dividend

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/06/10

Content:

1.	Date of the resolution by the board of directors or shareholders' meeting or decision by the Company:2011/06/10

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, "Ex-dividend", or "Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution:

Cash dividends to common share holders NT$3,530,818,214

4.	Ex-rights (ex-dividend) trading date:2011/07/07

5.	Last date before book closure:2011/07/08

6.	Book closure starting date:2011/07/09

7.	Book closure ending date:2011/07/13

8.	Ex-rights (ex-dividend) record date:2011/07/13

9.	Any other matters that need to be specified:

The record date for 2010 dividend distribution is resolved by the Board.

Item 3

AU Optronics Corp.

June 10, 2011
English Language Summary

Subject:	To release the Directors from non-competition restrictions at AUO 2011 Annual General Shareholders' Meeting

Regulation:	Published pursuant to Article 2-21 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/06/10

Content:

1.	Date of the shareholders' meeting resolution:2011/06/10

2.	Name and title of the director with permission to engage in competitive conduct:

Director: Lai-Juh(L.J.)Chen and Paul Peng

Independent director: Ding-Yuan Yang

3.	Items of competitive conduct in which the director is permitted to engage:

(1)	Lai-Juh(L.J.)Chen:

Director of AUO Green Energy America Corp.

Director of AUO Green Energy Europe B.V.

(2)	Paul Peng:

Director of Huizhou Bri-King Optronics Co., Ltd.

(3)	Ding-Yuan Yang:

Independent Director of Goyatek Technology Inc.

4.	Period of permission to engage in the competitive conduct:

Within the period of serving as the director of Company

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Unanimous approval from all presented shareholders at the AGM upon Chairman's inquiry.

6.
If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):

Paul Peng

7.	Company name of the mainland China area enterprise and the director's position in the enterprise:

Director of Huizhou Bri-King Optronics Co., Ltd.

8.	Address of the mainland China area enterprise:

Residential Area 37, Zhongkai Development Area, Huizhou, Guangdong

9.	Business items of the mainland China area enterprise:

Manufacturing and sale of liquid crystal products and related parts.

10.	Degree of effect on the Company's finances and business:None

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio:None

12.	Any other matters that need to be specified:None